BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES	2765 Sand Hill Road Menlo Park, California 94025 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEWPORT BEACH NEW YORK SAN FRANCISCO SHANGHAI TOKYO WASHINGTON, D.C.

January 16, 2006
OUR FILE NUMBER
797,560-004

WRITER’S DIRECT DIAL
(650) 473-2638

WRITER’S E-MAIL ADDRESS
szucker@omm.com
VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Tabatha Akins

Re:	Sirna Therapeutics, Inc.
Comment Letter dated December 19, 2005 regarding
Form 10-K for the Fiscal Year Ended December 31, 2004 and
Form 10-Q for the Quarterly Period Ended September 30, 2005
File No. 000-27914

Dear Ms. Akins:

On behalf of Sirna Therapeutics, Inc. (the “Company”), this letter is being sent in response to the Securities and Exchange Commission’s comment letter dated December 19, 2005 (the “Comment Letter”), with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2004 and Form 10-Q for the Quarterly Period Ended September 30, 2005.

Set forth below is the Company’s response to the Comment Letter, with the each of the Staff’s comments set out immediately preceding the corresponding response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the documents referenced above.

Securities and Exchange Commission, January 16, 2006 - Page  2

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Product Candidate Programs, page 27

1.
Please tell us why you do not appear to disclose the costs incurred during each period presented and to date for each of your major research and development projects, as was contemplated by comment one of our January 7, 2003 letter. While we noted that, in 2003, you directed your research and development activities entirely to your RNAi technology, the disclosures about your programs appear to suggest that you may still have multiple major research and development projects where the costs incurred on each project may be material.

As noted in the comment above, during 2003, the Company directed its research and development activities entirely to RNAi technology. Starting in 2004 and into 2005, the Company transitioned its focus to the development of RNAi technology for human therapeutic applications, applying research funds to the general field of RNAi technology development as well as the initial exploration of the technology into drug discovery in a number of different therapeutic areas. Consequently, specific project costs were immaterial with the exception of Sirna-027, which was the Company’s first RNAi-based drug candidate for the treatment of age-related macular degeneration and was further along in development. Since mid-2005, however, the Company has narrowed its focus to a few select therapeutic areas, thereby devoting greater resources to each project. Therefore, the Company intends to describe material project expenses in management’s discussion and analysis of financial condition and results of operations in the upcoming filing of the Form 10-K for the Fiscal Year Ended December 31, 2005 as well as in future periodic filings.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Notes to Unaudited Condensed Financial Statements, page 6

Note 7. Private Investment, page 8

2.
Please tell us how your apparent recognition of the warrants within permanent equity complied with SFAS 133 and EITF 00-19 (including paragraph 14), as your Form 8-K filed July 11, 2005 indicated that you would be required to pay cash if the registration statement ceased to be effective.

As described in the Form 8-K dated July 11, 2005, the Company on July 5, 2005 entered into Securities Purchase Agreements (each, an “SPA”) with certain investors in connection with a private placement of common stock and warrants to purchase shares of its common stock. In

Securities and Exchange Commission, January 16, 2006 - Page  3

the Form 10-Q for the Quarterly Period Ended September 30, 2005, the Company recognized these warrants within permanent equity because, as of September 30, 2005, the warrants required “physical settlement or net-share settlement.”  Each SPA provides that the warrants are exercisable in cash, or in the absence of an effective registration statement, by net exercise. Under each SPA, the Company is only required to pay cash, in the form of liquidated damages, if the registration statement to register the shares of common stock and warrant shares (a) is not filed within 15 business days after the first closing of the private placement, (b) is not declared effective within 70 days after the filing date or (c) once effective, ceases to be effective and available to investors in the private placement for any continuous period that exceeds 30 days or for one or more period(s) that exceed in an aggregate of 60 days in any 12-month period.

The Company believes that the risk and potential amount of liability for liquidated damages arising from the warrant shares is insignificant. As of the quarterly period ended September 30, 2005 and the subsequent filing date of the Form 10-Q on November 14, 2005, events (a) and (b) had occurred in a timely manner. The registration statement for the common stock and the warrant shares was filed on July 27, 2005, within 15 business days after the first closing, and the registration statement was declared effective on August 23, 2005, within 70 days after the filing date, thereby eliminating the possibility of any liquidated damages under events (a) and (b) above. In addition the registration statement has been continuously effective since its effective date and therefore no liquidated damages have arisen under event (c). Furthermore, the liquidated damages for failure to maintain the registration of the warrant shares are capped at a maximum of ten percent (10%) of the aggregate purchase price, a maximum liability of approximately $2.8 million. This maximum liability jointly applies to the warrant shares and the common stock sold in the private placement. Thus the maximum liability allocable to the warrant shares would be lower than $2.8 million to the extent there is any liability for liquidated damages for failure to maintain the registration of the common stock sold in the private placement. Moreover, the Company submits that ten percent of the aggregate purchase price is, in its experience, less than the difference, or typical discount given, in fair value between unregistered and registered shares, which would make a settlement for any liability resulting from a suspension of the registration statement economically reasonable. Finally, the liquidated damages provision is in effect for a limited time period. It applies only until the earlier of (i) the date on which warrant holders have sold their shares, (ii) the date on which warrant holders can sell the warrant shares without being subject to the volume limitations of Rule 144(e), and (iii) five years after the closing of the private placement.

In light of recent SEC interpretive guidance, the Company will monitor the events and circumstances surrounding the warrants and will re-evaluate the disclosure of the transaction (including the issuance of warrants and the related commitments) in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2005 and future periodic reports.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in these filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings;

Securities and Exchange Commission, January 16, 2006 - Page  4

and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and request that you contact me at (650) 473-2638 with any questions or comments regarding this letter.

Very truly yours,

/s/ Sam Zucker
Sam Zucker
of O'MELVENY & MYERS LLP

cc:	Mr. Howard Robin
Ms. Patti Ketchner
Bharat M. Chowrira, Esq.